Deutsche Bank Securities Inc.
60 Wall Street, 4th Floor
New York, New York 10005

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

September 10, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward M. Kelly

Asia Timmons-Pierce

Re:  Experience Investment Corp. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-233430)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of Experience Investment Corp. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on September 12, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 9, 2019:

(i)                          Dates of distribution: September 9, 2019 through the date hereof

(ii)                          Number of prospective underwriters to which the preliminary prospectus was furnished: 3

(iii)                         Number of prospectuses furnished to underwriters, dealers, institutions and others: approximately 640

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ravi Raghunathan
	Name:	Ravi Raghunathan
	Title:	MD

By:	/s/ Eri Kakuta
	Name:	Eri Kakuta
	Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jared Nutt
	Name:	Jared Nutt
	Title:	Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Alejandra Fernandez
	Name:	Alejandra Fernandez
	Title:	Vice President

[Signature Page to Acceleration Request Letter]